Exhibit 99.7

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corporation (“Augusta” or the “Company”)

Suite 555 - 999 Canada Place

Vancouver, British Columbia V6C 3E1

Item 2 Date of Material Change

August 22, 2014

Item 3 News Release

The Company issued a news release with respect to the material change referred to in this report on August 25, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news release are available on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On August 25, 2014, Augusta and HudBay Minerals Inc. (“Hudbay”) announced that they had entered into an agreement to effect an amalgamation (the “Amalgamation”) of Augusta and an indirect, wholly-owned subsidiary of Hudbay as a result of which: (i) holders of common shares of Augusta (“Augusta Shares”) (other than Hudbay and its subsidiaries and shareholders who properly exercise their right of dissent in respect of the Amalgamation) will receive for their Augusta Shares consideration equal in value to, and (after the immediate and automatic redemption of the redeemable preferred shares issued in connection with the Amalgamation) in the same form as, the consideration per Augusta Share paid to Augusta shareholders who deposited their Augusta Shares under Hudbay’s offer (the “Offer”), and (ii) the resulting amalgamated entity will become an indirect, wholly-owned subsidiary of Hudbay.

Item 5 Full Description of Material Change

On August 25, 2014, Augusta and Hudbay announced that they had entered into an agreement to effect the Amalgamation, as a result of which: (i) holders of Augusta Shares (other than Hudbay and its subsidiaries and shareholders who properly exercise their right of dissent in respect of the Amalgamation) will receive for their Augusta Shares consideration equal in value to, and (after the immediate and automatic redemption of the redeemable preferred shares issued in connection with the Amalgamation) in the same form as, the consideration per Augusta Share paid to Augusta shareholders who deposited their Augusta Shares under the Offer, and (ii) the resulting amalgamated entity will become an indirect, wholly-owned subsidiary of Hudbay.

Augusta’s board of directors (the “Board of Directors”) previously determined, after consultation with its financial and legal advisors, that the consideration paid pursuant to the Offer (0.315 of a common share of Hudbay (a “Hudbay Share”) and 0.17 of a warrant to purchase a Hudbay Share) is fair to shareholders of Augusta, that it is in the best interests of Augusta to support and facilitate the Offer and to recommend that shareholders of Augusta accept the Offer.  The Board of Directors also has unanimously determined (with the Hudbay representatives on the Board of Directors having declared their interest and abstained from voting) that the Amalgamation is in the best interest of Augusta and recommends that shareholders of Augusta vote for the Amalgamation.

The Amalgamation is conditional upon, among other things, approval by at least two-thirds of the votes cast by Augusta shareholders present in person or represented by proxy at the special meeting of Augusta shareholders to be held at 10:00 a.m. (Toronto time) on September 19, 2014, and “minority approval” in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. The votes associated with the Augusta Shares held by Hudbay and its subsidiaries, which Hudbay intends to vote in favour of the Amalgamation, will be sufficient to effect both such approvals.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Patrick Donnelly, Vice President and General Counsel at (416) 362-2576.

Item 9 Date of Report

August 25, 2014